SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K/A

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): May 25, 2004

PLX TECHNOLOGY, INC.
(Exact Name of Registrant as Specified in its Charter)

DELAWARE
(State or Other Jurisdiction of Incorporation)

0-25699	94-3008334
(Commission File Number)	(I.R.S. Employer Identification No.)

870 Maude Avenue Sunnyvale, CA	94085
(Address of Principal Executive Offices)	(Zip Code)

(408) 774-9060
(Registrant's Telephone Number, Including Area Code)

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

THIS REPORT AMENDS THE REGISTRANT'S REPORT ON FORM 8-K ORIGINALLY FILED WITH THE
SECURITIES AND EXCHANGE COMMISSION ON MAY 25, 2004.

Item 7. Financial Statements, Pro Forma Financial Information and Exhibits.

On May 25, 2004, PLX Technology, Inc., a Delaware corporation ("PLX"), filed a Current Report on Form 8-K to report its acquisition of Netchip Technology, Inc., a California corporation ("Netchip."). As permitted under Items 7(a)(4) and (b)(2) of Form 8-K, PLX indicated that it would file the financial statements and pro forma financial information required under Item 7 of Form 8-K no later than the date required. This Amendment No. 1 of Current Report on Form 8-K provides the required financial information and amends Item 7 of the Current Report on Form 8-K filed by PLX on May 25, 2004.

(a)   Audited Financial Statements of Business Acquired

The following historical financial information of Netchip is filed herewith on the pages listed below:

Unaudited Interim Financial Statements of Business Acquired

The following unaudited interim financial information of Netchip filed herewith on the pages listed below:

(b)   Unaudited Pro Forma Combined Financial Statements

The following unaudited pro forma combined financial statements of PLX and Netchip is filed herewith on the pages listed below:

(c)   Exhibits

EXHIBIT NO.   DESCRIPTION
   2.1   Agreement and Plan of Reorganization dated March 8, 2004 by and among PLX Technology, Inc., NC Acquisition Sub, Inc., NetChip Technology, Inc. and Wei-Ti Liu as Shareholders' Agent. (INCORPORATED BY REFERENCE TO EXHIBIT 2.1 TO FORM 8-K AS FILED ON MARCH 9, 2004)

   23.1   Consent of Ernst & Young LLP, Independent Public Accountants

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

PLX TECHNOLOGY, INC.
(the Registrant)

By: /s/ MICHAEL J. SALAMEH
        Michael J. Salameh
        Chief Executive Officer

Date: August 3, 2004

REPORT OF ERNST & YOUNG LLP, INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
NetChip Technology, Inc.

We have audited the accompanying balance sheets of NetChip Technology, Inc. as of December 31, 2003 and 2002, and the related statements of operations, shareholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of NetChip Technology, Inc. at December 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

/s/ ERNST & YOUNG LLP

San Francisco, California
March 5, 2004

NetChip Technology, Inc.

Balance Sheets

(In thousands, except share data)

	December 31,	
	2003	2002
ASSETS		
Current assets:		
Cash and cash equivalents	$ 993	$ 789
Accounts receivable	2,461	290
Inventories	548	72
Prepaid expenses and other current assets	49	29
Total current assets	4,051	1,180
Equipment, furniture, and fixtures, net	122	168
Total assets	$ 4,173	$ 1,348
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 1,275	$ 97
Accrued expenses and other current liabilities	913	176
Total current liabilities	2,188	273
Shareholders' equity:		
Convertible preferred stock: 17,727,776 shares authorized in 2003 and 2002:		
Series A convertible preferred stock: 4,000,000 shares designated, issued, and outstanding in 2003 and 2002 (liquidation preference of $2,000)	1,990	1,990
Series B convertible preferred stock: 3,305,552 shares designated, issued, and outstanding in 2003 and 2002 (liquidation preference of $2,975)	2,967	2,967
Series C convertible preferred stock: 700,000 shares designated, issued, and outstanding in 2003 and 2003 (liquidation preference of $1,540)	1,540	1,540
Series D convertible preferred stock: 2,222,224 shares designated, 1,111,112 shares issued and outstanding in 2003 and 2002 (liquidation preference of $1,000)	994	994
Series E convertible preferred stock: 7,500,000 shares designated, 7,065,000 shares issued and outstanding in 2003 and 2002 (liquidation preference of $1,413)	1,398	1,398
Common stock: no par value, 23,500,000 shares authorized in 2003 and 2002, 1,715,622 and 1,236,039 shares issued and outstanding in 2003 and 2002, respectively	60	43
Accumulated deficit	(6,964)	(7,857)
Total shareholders' equity	1,985	1,075
Total liabilities and shareholders' equity	$ 4,173	$ 1,348

See accompanying notes.

NetChip Technology, Inc.

Statements of Operations
(In thousands)

| | **Year Ended December 31,** | |
	2003	**2002**
Revenues..	$ 9,618	$ 1,948
Cost of revenues...	5,678	846
Gross margin..	3,940	1,102
Operating expenses:		
Research and development..	1,818	1,404
Selling and marketing...	675	470
General and administrative..	531	485
Total operating expenses...	3,024	2,359
Operating income (loss)...	916	(1,257)
Other expenses...	(5)	(7)
Income (loss) before income taxes...............................	911	(1,264)
Provision for income taxes...	18	--
Net income (loss)..	$ 893	$ (1,264)

See accompanying notes.

NetChip Technology, Inc.

Statements of Shareholders' Equity

(In thousands, except share data)

| | Convertible Preferred Stock | | Common Stock | | Accumulated | Total Shareholders' |
	Shares	Amount	Shares	Amount	Deficit	Equity
Balance at December 31, 2001...	9,116,664	$7,491	1,086,039	$29	($6,593)	$927
Issuance of common stock upon exercise of stock options......................	--	--	150,000	$14	--	$14
Issuance of Series E convertible preferred stock to investors....................	7,065,000	$1,398	--	--	--	$1,398
Net and comprehensive loss...	--	--	--	--	($1,264)	($1,264)
Balance at December 31, 2002...	16,181,664	$8,889	1,236,039	$43	($7,857)	$1,075
Issuance of common stock upon exercise of stock options......................	--	--	479,583	$17	--	$17
Net and comprehensive loss...	--	--	--	--	$893	$893
Balance at December 31, 2003...	16,181,664	$8,889	1,715,622	$60	($6,964)	$1,985

See accompanying notes.

NetChip Technology, Inc.

Statements of Cash Flows

(In thousands)

	Year Ended December 31,	
	2003	2002
Operating activities		
Net income (loss)..	$ 893	$ (1,264)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Depreciation and amortization...	92	120
Changes in operating assets and liabilities:		
Accounts receivable...	(2,171)	(7)
Inventories...	(476)	12
Prepaid expenses and other current assets....................................	(20)	4
Accounts payable...	1,178	(45)
Accrued expenses and other current liabilities.............................	737	30
Net cash provided by (used in) operating activities......................	233	(1,150)
Investing activity		
Purchases of equipment, furniture, and fixtures............................	(46)	(24)
Cash used in investing activity...	(46)	(24)
Financing activities		
Issuance of convertible preferred stock.............................	--	1,398
Proceeds from the exercise of common stock options....................	17	14
Payments on notes payable to shareholders.............................	--	(75)
Net cash provided by financing activities...........................	17	1,337
Increase in cash and cash equivalents...............................	204	163
Cash and cash equivalents at beginning of year....................	789	626
Cash and cash equivalents at end of year..........................	$ 993	$ 789
Supplemental schedule of cash flow information		
Interest Paid...	$ --	$ 2

See accompanying notes.

Notes to Financial Statements
December 31, 2003

1. Organization and Summary of Significant Accounting Policies

NetChip Technology, Inc. (the "Company") was incorporated in the state of California in June 1996. The Company designs, develops, and markets semiconductor chips that conform to the Universal Serial Bus Standard.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with an initial maturity of three months or less to be cash equivalents. At December 31, 2003 and 2002, the Company's cash equivalents consisted of deposits with commercial banks in checking, interest-bearing, and demand money market accounts. Cash equivalents are carried at cost, which approximates fair value.

Inventories

Inventories consist of finished goods and are valued at the lower of cost (determined on a first-in, first-out basis) or market, net of an allowance for excess inventory.

Equipment, Furniture, and Fixtures

Equipment, furniture, and fixtures are stated at cost, less accumulated depreciation. Depreciation is calculated using the straight-line method, and the cost is amortized over the estimated useful lives of the respective assets, which range from two to five years. Leasehold improvements are amortized using the straight-line method over the estimated useful life of the assets or the term of the lease, whichever is shorter.

Impairment of Long-Lived Assets

Long-lived assets are reviewed for impairment whenever events or a change in circumstances indicate that the carrying amount may not be recoverable. Recoverability of assets is measured by comparison of the carrying amount of the asset to net future cash flows expected to be generated from the asset.

Revenue Recognition

The Company recognizes revenue on sales to original equipment manufacturers and end users when there is evidence of an arrangement, delivery and transfer of title has occurred, the price is fixed and determinable, and collectibility is reasonably assured, generally upon shipment. The Company recognizes revenue on sales to distributors when these criteria have been met and the distributor has received a purchase commitment from an end user. In all cases, if collectibility is not reasonably assured, revenue is recognized upon cash receipt assuming all other criteria for revenue recognition have been met.

Research and Development

Research and development costs, including nonrecurring engineering costs, are charged to operations as incurred.

Stock-Based Compensation

As permitted by Statement of Financial Accounting Standards ("SFAS") No. 123, *Accounting for Stock-Based Compensation* ("SFAS 123"), the Company has elected to account for stock options granted to employees and directors using the intrinsic-value method and, accordingly, does not recognize compensation expense for stock options granted to employees when exercise prices are equal to the fair value of the underlying common shares.

Pro Forma Information

SFAS 123 requires pro forma information regarding net income (loss), which has been determined as if the Company accounted for its employee stock options under the fair value method of SFAS 123. The Company estimates the fair value of these options at the date of grant using the minimum-value method with the following weighted-average assumptions: a risk-free interest rate of 3% and 4.5% in 2003 and 2002, respectively, a weighted-average expected life of the option from the date of grant of five years, and a dividend yield of zero.

For pro forma purposes, the estimated fair value of the Company's stock-based awards to its employees is amortized using the graded method over the options' vesting period. The effect of applying SFAS 123 to the Company's reported net income (loss) in 2003 and 2002 did not result in pro forma net income (loss) amounts that are materially different from the historical amounts reported. Therefore, such pro forma information is not presented herein.

The weighted-average fair value of options granted was $0.03 and $0 per share during the years ended December 31, 2003 and 2002, respectively.

Options granted to nonemployees have been accounted for in accordance with SFAS 123 and Emerging Issues Task Force Issue No. 96-18, *Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services* ("EITF 96-18"). Nonemployee awards with future performance requirements that are subject to vesting are periodically remeasured to their current fair value, with the resulting value charged to expense over the period the related services are rendered. Nonemployee awards with no future performance requirements and that are fully vested are valued at the date of grant and are expensed in the period of grant. There were no option grants to nonemployees in 2003 and 2002.

Comprehensive Income (Loss)

Comprehensive income (loss) is composed of net income (loss) and other comprehensive income. Other comprehensive income includes certain changes in equity that are excluded from net income. To date, the Company has not had any significant transactions that are required to be reported in comprehensive income (loss) other than the Company's net income (loss).

Advertising Expense

The Company expenses the costs of advertising as incurred. The Company incurred $24,375 and $31,443 of advertising expenses for the years ended December 31, 2003 and 2002, respectively.

Warranty

Due to effective product testing and the short time between product shipment and the detection and correction of product failures, the warranty accrual based on historical activity and the related expense was not significant as of and for the fiscal years presented.

Recent Accounting Pronouncements

Financial Accounting Standards Board ("FASB") Interpretation No. 46 ("FIN 46"), *Consolidation of Variable Interest Entities*, was issued in January 2003, and a revised interpretation of FIN 46 ("FIN 46-R") was issued in December 2003. FIN 46 applies to any business enterprise that has a controlling interest, contractual relationship, or business relationship with a variable interest entity ("VIE") and establishes guidance for the consolidation of VIEs that function to support the activities of the primary beneficiary. FIN 46 was effective immediately for enterprises with VIEs created after January 31, 2003, and will be effective January 1, 2005 for enterprises with VIEs created before February 1, 2003. The Company believes it has no investments in, or contractual or other business relationships with, VIEs. Therefore, the Company expects that the adoption of FIN 46 will not have any effect on its financial position or the results of its operations.

In November 2002, the FASB's EITF reached a consensus on Issue No. 00-21, *Revenue Arrangements with Multiple Deliverables*. EITF 00-21 provides guidance on how to account for arrangements that involve the delivery or performance of multiple products, services and/or rights to use assets. The provisions of EITF 00-21 were effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003. The Company expects that the adoption of EITF 00-21 on January 1, 2004 will not have material impact on its financial position and results of operations.

On January 1, 2003, the Company adopted SFAS 146, *Accounting for Costs Associated with an Exit or Disposal Activity*. SFAS 146 revised the accounting for exit and disposal activities under EITF Issue No. 94-3, *Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring)*, by extending the period in which expenses related to restructuring activities are reported. A commitment to a plan to exit an activity or dispose of long-lived assets is no longer sufficient to record a one-time charge for most restructuring activities. Instead, companies record exit or disposal costs when they are incurred and can be measured at fair value. In addition, the resultant liabilities are subsequently adjusted for changes in estimated cash flows. SFAS 146 was effective prospectively for exit or disposal activities initiated after December 31, 2002. The adoption of SFAS 146 had no effect on the Company's financial position and results of operations.

In May 2003, the FASB, issued SFAS 150, *Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity*. SFAS 150 establishes standards for the classification and measurement of financial instruments with characteristics of both liabilities and equity. SFAS 150 became effective for three types of financial instruments entered into or modified after May 31, 2003. The adoption of SFAS 150 did not have any impact on the Company's results of operations or financial condition.

2. Equipment, Furniture, and Fixtures

Equipment, furniture, and fixtures consist of the following:

	December 31,	
	2003	2002
	(in thousands)	
Software and computer equipment...............................	$ 684	$ 638
Office furniture and equipment......................................	65	65
Leasehold improvements...	4	4
	753	707
Less accumulated depreciation and amortization...........	(631)	(539)
	$ 122	$ 168

3. Significant Concentrations

Financial instruments that potentially subject the Company to concentrations of credit risk primarily consist of cash equivalents and receivables. The Company invests cash that is not required for immediate operating needs, primarily in highly liquid investment-grade money market funds and deposits with major banks that bear minimal risk. The Company is exposed to credit risk in the event of default by the financial institutions or issuers of investments to the extent of amounts recorded on the balance sheets.

The Company is exposed to credit risk in the event of nonpayment by customers to the extent of amounts recorded on the balance sheets. The Company limits its exposure to credit risk by performing ongoing credit evaluations of its customers' financial condition, but generally requires no collateral. The Company is exposed to credit risk in the event of insolvency by its customers and limits such exposure to accounting losses by limiting the amount of credit extended whenever deemed necessary. Two of the Company's customers located in the United States accounted for approximately 53% (41% and 12%) of revenues for the year ended December 31, 2003. Three of the Company's customers accounted for approximately 48% (20%, 18%, and 10%) of revenues for the year ended December 31, 2002. Outstanding accounts receivable from these customers at December 31, 2003 and 2002, totaled $2,047,780 and $154,454, respectively. One customer had an accounts receivable balance of approximately $1,908,000 which represented more than 77% of the total outstanding receivable balance at December 31, 2003. One customer had an accounts receivable balance of approximately $60,000, which represented more than 20% of the total outstanding receivable at December 31, 2002. These customers are each large original equipment manufacturers and distributors. The loss of any one of these customers could have a materially adverse effect on the Company's results of operations and financial position.

The Company maintains an allowance for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. The allowance for doubtful accounts is based on past payment history with the customer, analysis of the customer's current financial condition, and other known factors. At December 31, 2003 and 2002, the allowance for doubtful accounts was $0. If the financial condition of the Company's customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

Through December 31, 2003, the Company used two suppliers located in Japan for the manufacturing of its products. Should alternative sources of products not be available, the Company believes that this would have a significant adverse impact on its operations and financial condition.

Sales are attributed to geographic areas based on the location of the customers. The following is a summary of net sales by geographic area (in thousands):

| | Year Ended December 31, | |
	2003	2002
North America	$ 4,969	$ 505
Asia	4,457	1,278
Europe	185	137
Others	7	28
Total	$ 9,618	$ 1,948

4. Operating Leases

The Company leases its operating facilities under two noncancelable operating lease agreements, both expiring in 2004.

Total rent expense for the years ended December 31, 2003 and 2002, was $173,848 and $192,583, respectively.

Future minimum payments, by year and in the aggregate, under the noncancelable operating leases consisted of the following at December 31, 2003:

| | Operating Leases |
	(in thousands)
2004	$ 81
Total minimum lease payments	$ 81

5. Shareholders' Equity

Authorized Stock

Under the Company's Amended and Restated Certificate of Incorporation registered with the State of California Secretary of State in October 2002, the Company is authorized to issue 23,500,000 shares of common stock and 17,727,776 shares of convertible preferred stocks, of which 4,000,000, 3,305,552, 700,000, 2,222,224, and 7,500,000 shares are designated as Series A, B, C, D, and E convertible preferred stock, respectively.

Convertible Preferred Stock

In November 2002, the Company issued 7,065,000 shares of Series E convertible preferred stock for $0.20 per share, aggregating net proceeds of approximately $1,398,000, net of $15,000 in issuance costs.

In November 2001, the Company issued 1,111,112 shares of Series D convertible preferred stock for $0.90 per share, aggregating approximately $994,000. In connection with the issuance of the Series D convertible preferred stock, the Company issued warrants to purchase 1,111,112 shares of Series D convertible preferred stock, with an exercise price of $0.90 per share. The warrants are fully vested and immediately exercisable any time up to November 2006, when they expire. The warrants were valued as of the date of grant using the Black-Scholes pricing model with the following assumptions: a 60% volatility, a five-year contractual life, a $0.90 per share exercise price, no dividend yield, a 6.0% risk-free rate, and a Series D convertible preferred stock fair value of $0.90. The Company recorded the fair value of the warrants ($362,000) as a component of equity.

Shares of Series A, B, C, D, and E convertible preferred stock are convertible at the option of the shareholders into an equal number of shares of common stock as determined by dividing $0.50, $0.90, $2.20, $0.90, and $0.20, respectively, by a conversion price as determined by the provisions in the convertible preferred stock agreements. At December 31, 2003, conversion would be on a one-for-one basis. The convertible preferred shareholders have voting rights equal to the voting rights of the common shareholders on an as-if-converted basis.

Shareholders of Series A, B, C, D, and E convertible preferred stock are entitled to noncumulative dividends, when and if declared by the Board of Directors, at the rate of $0.04, $0.072, $0.176, $0.072, and $0.016 per share, respectively, per annum. Such dividends have a preference over the payment of dividends on common stock. No dividends have been declared to date.

Each holder of Series D and E convertible preferred stock shall be entitled to receive, prior and in preference to any distribution of any assets of the Company to the holders of Series A, B, C, and common stock, the liquidation preference amount of $0.90 and $0.20, respectively, for each share of Series D and E, respectively, plus an amount equal to all declared but unpaid dividends on such shares. After payment has been made to the Series D and E preferred shareholders, the remaining assets of the Company available for distribution shall be distributed prior and in preference to any distribution of any assets of the Company to the holders of common stock, the liquidation preference amount of $0.50, $0.90, and $2.20 for each share of Series A, B, and C, respectively, plus an amount equal to all declared but unpaid dividends on such shares. After the preferred shareholders receive their full liquidation preferences, the holders of common stock will be entitled to share in the remaining proceeds based upon the number of shares held.

All convertible preferred shares outstanding are convertible immediately upon the earlier of the sale of the Company's common stock in a firm commitment underwritten public offering, the public offering price of which is not less than $2.00 per share and $5 million in the aggregate, or the date specified by written consent or agreement of the majority shareholders of the then-outstanding shares of convertible preferred stock.

Stock Option Plan

In October 1996, the Company adopted a stock option plan (the "Plan") that provides for the granting of options to purchase shares of the Company's common stock to key employees (including officers), consultants, and others who may be expected to contribute to the success of the Company. Under the Plan, options to purchase shares of the Company's common stock may be granted at no less than 100% of the fair value as determined by the Board of Directors at the date of grant. All options expire no more than 10 years from the date of grant. Options generally vest over a period of four years from the date of grant, with 25% vesting after one year and 1/48 vesting each month thereafter. The Plan does not allow for early exercise of option grants. The Board of Directors has reserved 3 million shares of common stock for issuance under the Plan.

A summary of the Company's Plan activity through December 31, 2003, is summarized as follows:

		Options Outstanding	
	Shares Available for Grant	Number of Shares	Weighted- Average Exercise Price
Balance at December 31, 2001....................	833,960	2,019,584	$0.09
Exercised..	--	(150,000)	$0.09
Balance at December 31, 2002....................	833,960	1,869,584	$0.09
Granted..	(443,000)	443,000	$0.21
Exercised..	--	(479,583)	$0.04
Cancelled..	26,668	(26,668)	$0.08
Balance at December 31, 2003....................	417,628	1,806,333	$0.13

The options outstanding and exercisable under the Plan at December 31, 2003, are as follows:

	Options Outstanding	Weighted- Average	
Exercise Price	Number Outstanding	Remaining Contractual Life	Exercisable Options
		(in years)	
$0.03	100,000	2.58	100,000
$0.09	1,038,333	4.27	1,038,333
$0.21	668,000	8.49	208,583
	1,806,333	6.74	1,346,916

Reserved Shares

At December 31, 2003, the Company had reserved shares of common stock for future issuances as follows:

Convertible preferred stock outstanding....................................	16,181,664
Convertible preferred stock authorized and not used................	435,000
Stock Options...	2,223,961
Warrants to purchase convertible preferred stock....................	1,111,112
	19,951,737

6. Income Taxes

The provision for (benefit from) income taxes consisted of the following:

	December 31,		
	2003		**2002**
Current:			
Federal...	$ 18,000	$	--
State...	--		--
	18,000		--
Deferred:			
Federal...	--		--
State...	--		--
	--		--
	$ 18,000	$	--

Deferred income taxes reflect the net tax effects of net operating loss and tax credit carryovers and temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets are as follows:

	December 31,		
	2003		**2002**
Deferred tax assets:			
NOLs...	$ 2,623,000	$	2,357,000
Research credits...	309,000		229,000
Capitalized research expenses......................................	144,000		154,000
Other..	42,000		35,000
Gross deferred tax assets...	3,118,000		2,775,000
Less valuation allowance..	(3,118,000)		(2,775,000)
	$ --	$	--

Realization of the deferred tax assets is dependent upon future taxable income, if any, the amount and timing of which are uncertain. Accordingly, the net deferred tax assets have been fully offset by a valuation allowance. The net valuation allowance increased by approximately $343,000 and $400,000 during the years ended December 31, 2003 and 2002, respectively.

As of December 31, 2003, the Company had federal net operating loss carryforwards of approximately $7,000,000. The Company also had federal research and development tax credit carryforwards of approximately $200,000. The federal net operating loss and tax credit carryforwards will expire at various dates beginning in 2011, if not utilized.

Utilization of the net operating loss and credits carryforwards may be subject to a substantial annual limitation due to the ownership change limitations provided by the Internal Revenue Code of 1986, as amended, and similar state provisions. The annual limitation may result in the expiration of net operating losses and credits before utilization.

The provision for income taxes differs from the amount computed by applying the statutory federal income tax rate to income before income taxes. The sources and tax effects of the differences are as follows (in thousands):

| | December 31, | |
	2003	2002
Income tax expense (benefit) at U.S. statutory rate....... $	325,950	$ --
Alternative minimum tax..	18,000	--
Losses benefited..	(325,950)	--
Provision for income taxes... $	18,000	$ --

7. Tax-Deferred Savings Plan

The Company has a tax-deferred savings plan, commonly known as a 401(k) plan, that allows all full-time employees to contribute from 1% to 25% of their pretax salary, subject to IRS limits. For the years ended December 31, 2003 and 2002, the Company made no contributions to the 401(k) plan.

8. Subsequent Event (unaudited)

On March 8, 2004, the Company entered into a merger agreement with PLX Technology, Inc. ("PLXT"), subject to certain closing conditions. Under the terms of the agreement, PLXT will issue common stock with an aggregate value of approximately $20 million, subject to potential adjustment, in exchange for all of the outstanding shares of the Company's common and preferred stock. Additional shares of PLXT common stock with a maximum aggregate value of approximately $10 million may be paid out under certain provisions approximately one year following the date of the consummation of the merger.

Each share of the Company's preferred stock issued and outstanding immediately prior to the consummation of the merger will be automatically converted into PLXT common stock at a ratio equal to the amount of the preferred stock liquidation preference divided by $9.78.

After satisfaction of the preferred stock liquidation preferences, the remaining PLXT common shares to be issued upon consummation of the merger shall be distributed to holders of the Company's common stock based on the number of shares held.

Options to purchase the Company's common stock outstanding under the Company's stock option plan on the date of the consummation of the merger shall be converted into options to purchase PLXT common shares. At the consummation of the merger, all of the outstanding warrants to purchase the Company's preferred stock shall be cancelled in accordance with their terms.

NetChip Technology, Inc.

Condensed Balance Sheets

(Unaudited)

(In thousands)

	March 31, 2004		December 31, 2003
ASSETS			
Current assets:			
Cash and cash equivalents	$ 2,539	$	993
Accounts receivable	1,827		2,461
Inventories	350		548
Prepaid expenses and other current assets	63		49
Total current assets	4,779		4,051
Equipment, furniture, and fixtures, net	148		122
Total assets	$ 4,927	$	4,173
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current liabilities:			
Accounts payable	$ 1,130	$	1,275
Accrued expenses and other current liabilities	604		913
Total current liabilities	1,734		2,188
Shareholders' equity:			
Convertible preferred stock:			
Series A convertible preferred stock	1,990		1,990
Series B convertible preferred stock	2,967		2,967
Series C convertible preferred stock	1,540		1,540
Series D convertible preferred stock	994		994
Series E convertible preferred stock	1,398		1,398
Common stock: no par value	137		60
Accumulated deficit	(5,833)		(6,964)
Total shareholders' equity	3,193		1,985
Total liabilities and shareholders' equity	$ 4,927	$	4,173

See accompanying notes to the Unaudited Condensed Interim Financial Statements.

NetChip Technology, Inc.

Condensed Statements of Operations

(Unaudited)

(In thousands)

	Three Months Ended March 31,			
	2004		2003	
Revenues..	$	6,491	$	827
Cost of revenues..		4,192		413
Gross margin...		2,299		414
Operating expenses:				
Research and development...		627		401
Selling and marketing..		294		116
General and administrative..		213		119
Total operating expenses..		1,134		636
Operating income (loss)...		1,165		(222)
Provision for income taxes..		32		--
Net income (loss)...	$	1,133	$	(222)

See accompanying notes to the Unaudited Condensed Interim Financial Statements.

NetChip Technology, Inc.

Condensed Statement of Cash Flows

(Unaudited)

(In thousands)

	Three Months Ended March 31,	
	2004	**2003**
Operating activities		
Net income (loss)..	$ 1,133	$ (222)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Depreciation and amortization...	16	28
Changes in operating assets and liabilities:		
Accounts receivable..	634	(68)
Inventories..	198	8
Prepaid expenses and other current assets......................................	(14)	10
Accounts payable..	(145)	238
Accrued expenses and other current liabilities...............................	(309)	(36)
Net cash provided by (used in) operating activities.........................	1,513	(42)
Investing activity		
Purchases of equipment, furniture, and fixtures.............................	(43)	--
Cash used in investing activity...	(43)	--
Financing activities		
Proceeds from the exercise of common stock options......................	76	5
Net cash provided by financing activities...	76	5
Increase (decrease) in cash and cash equivalents.............................	$ 1,546	$ (37)
Cash and cash equivalents at beginning of year...............................	993	789
Cash and cash equivalents at end of year...	$ 2,539	$ 752

See accompanying notes to the Unaudited Condensed Interim Financial Statements.

NetChip Technology, Inc.

Condensed Notes to the Unaudited Interim Financial Statements

March 31, 2004

1. Unaudited Interim Financial Statements

The interim financial statements included in this report are unaudited. NetChip Technology, Inc. (the "Company") believes the interim financial statements are presented on a basis consistent with the audited financial statements. The Company also believes that the interim financial statements contain all adjustments necessary for a fair presentation of the results for such interim periods. All of these adjustments are normal recurring adjustments. The results of operations for interim periods do not necessarily predict the operating results for the full year. The balance sheet as of March 31, 2004 and 2003 does not include all disclosures required by generally accepted accounting principles as permitted by interim reporting requirements. The information included in this report should be read in conjunction with the audited financial statements and related notes included elsewhere herein.

2. Recent Accounting Pronouncements

In January 2003, the FASB issued FASB Interpretation No. 46 (FIN 46), "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51", which requires companies to consolidate certain types of variable interest entities. A variable interest entity is an entity that has inadequate invested equity at risk to meet expected future losses, or whose holders of the equity investments lack any of the following three characteristics: (i) the ability to make the Company's decisions about the entity's activities; (ii) the obligation to absorb the entity's losses if they occur; (iii) the right to receive the entity's future returns if they occur. Adoption of this statement did not have a material impact on the Company's financial position, results of operations or cash flows.

In November 2002, the FASB's EITF reached a consensus on Issue No. 00-21, *Revenue Arrangements with Multiple Deliverables*. EITF 00-21 provides guidance on how to account for arrangements that involve the delivery or performance of multiple products, services and/or rights to use assets. The provisions of EITF 00-21 were effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003. The adoption of EITF 00-21 on January 1, 2004 did not have a material impact on the Company's financial position or results of operations.

3. Subsequent Event

On May 24, 2004, the Company completed its merger with PLX Technology, Inc. ("PLX"), subject to certain closing conditions. Under the terms of the agreement, PLX issued 2,035,077 shares of its common stock valued at $21.4 million in exchange for the outstanding shares of the Company's capital stock. PLX also assumed the Company's outstanding stock options with a total value of approximately $0.3 million. Finally, all of the outstanding warrants to purchase the Company's preferred stock was cancelled in accordance with their terms.

Additional consideration of the PLX common stock with a maximum aggregate value of approximately $10 million may be paid out under certain provisions approximately one year following the date of the consummation of the merger.

PLX TECHNOLOGY, INC. AND NETCHIP TECHNOLOGY, INC.

UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

Introduction

The following unaudited pro forma combined financial statements give effect to the merger of NetChip Technology, Inc. ("NetChip") with and into PLX Technology, Inc ("PLX").

The unaudited pro forma combined statements of operations for the three-months ended March 31, 2004 and for the year ended December 31, 2003 give effect to the acquisition of NetChip as if it had occurred as of the beginning of the periods presented.

The unaudited pro forma combined financial statements are presented for illustrative purposes only and are not necessarily indicative of the operating results that would have occurred if the transaction had been consummated at the dates indicated, nor is it necessarily indicative of future operating results.

The unaudited pro forma combined financial statements should be read in conjunction with the historical consolidated financial statements, including the related notes thereto, of (i) PLX, included in its Form 10-K for the year ended December 31, 2003 and its Form 10-Q for the three-months ended June 30, 2004, and (ii) NetChip, which are contained elsewhere in this document.

PLX TECHNOLOGY, INC. AND NETCHIP TECHNOLOGY, INC.
UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2003
(UNAUDITED)
(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

	PLX Year Ended December 31, 2003	NETCHIP Year Ended December 31, 2003	PRO FORMA ADJUSTMENTS	PRO FORMA COMBINED
Net revenues..	$ 38,038	$ 9,618	$ --	$ 47,656
Cost of revenues...	10,867	5,678	--	16,545
Gross profit..	27,171	3,940	--	31,111
Operating expenses:				
Research and development..........................	15,048	1,818	258 A	17,124
Selling, marketing and administrative.........................	13,114	1,206	72 A	14,392
In-process research and development..........................	875	--	--	875
Amortization of other intangible assets.......................	931	--	1,394 B	2,325
Total operating expenses...............................	29,968	3,024	1,724	34,716
Income (loss) from operations......................	(2,797)	916	(1,724)	(3,605)
Interest income (expense) and other, net......................	567	(5)	--	562
Income (loss) before provision for income taxes...........	(2,230)	911	(1,724)	(3,043)
Provision (benefit) for income taxes.............................	29	18	--	47
Net income (loss)..	$ (2,259)	$ 893	$ (1,724)	$ (3,090)
Basic and diluted net loss per share..............................	$ (0.10)			$ (0.12)
Shares used to compute basic and diluted per share amounts...	22,755			24,790

The accompanying notes are an integral part of these unaudited pro forma combined financial statements.

PLX TECHNOLOGY, INC. AND NETCHIP TECHNOLOGY, INC.
UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS
MARCH 31, 2004
(UNAUDITED)
(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

	PLX Three Months Ended March 31, 2004	NETCHIP Three Months Ended March 31, 2004	PRO FORMA ADJUSTMENTS	PRO FORMA COMBINED
Net revenues..	$ 11,642	$ 6,491	$ --	$ 18,133
Cost of revenues...	3,229	4,192	--	7,421
Gross profit...	8,413	2,299	--	10,712
Operating expenses:				
Research and development.........................	4,057	627	3 2 A	4,716
Selling, marketing and administrative.........	3,678	507	1 9 A	4,204
Amortization of other intangible assets.......	297	--	348 B	645
Total operating expenses.............................	8,032	1,134	399	9,565
Income from operations................................	381	1,165	(399)	1,147
Interest income and other, net......................	68	--	--	68
Income before provision for income taxes....	449	1,165	(399)	1,215
Provision for income taxes...........................	172	32	--	204
Net income	$ 277	$ 1,133	$ (399)	$ 1,011
Basic net income per share...........................	$ 0.01			$ 0.04
Shares used to compute basic per share amounts...........	23,876			25,911
Diluted net income per share........................	$ 0.01			$ 0.04
Shares used to compute diluted per share amounts........	25,181			27,343

The accompanying notes are an integral part of these unaudited pro forma combined financial statements.

PLX TECHNOLOGY, INC. AND NETCHIP TECHNOLOGY, INC.
NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

NOTE 1. BASIS OF PRESENTATION

The unaudited pro forma combined statement of operations for the three-months ended March 31, 2004 and year ended December 31, 2003, assumes the business combination took place as of the beginning of the period presented. As the business combination is reflected in the Condensed Consolidated Balance Sheet of PLX as of June 30, 2004 previously filed with the Securities and Exchange Commission, no unaudited pro forma combined balance sheet has been presented herein.

On a combined basis, there were no material transactions between NetChip and PLX during the periods presented. There are no material differences between the accounting policies of NetChip and PLX. The pro forma combined provision for income taxes may not represent the amounts that would have resulted had NetChip and PLX filed consolidated income tax returns during the periods presented.

NOTE 2. ACQUISITION ACCOUNTING

On May 24, 2004, PLX completed its merger with NetChip. Had the acquisition occurred on March 31, 2004, the pro forma purchase price of NetChip is summarized below (in thousands):

Fair value of common stock issued................................	$	21,405
Fair value of options assumed..		315
Acquisition costs..		524
Pro forma purchase price..	$	22,244

PLX issued an aggregate of 2,035,077 shares of its common stock valued at $21.4 million. The fair value of common stock issued was valued using the PLX market price shortly before and after the announcement date of March 8, 2004. PLX also assumed 126,419 stock options with a total value of approximately $0.3 million, net of deferred compensation. The stock options were valued using the Black-Scholes valuation model. Deferred compensation on the unvested options assumed totaled $0.9 million.

The allocation of PLX's purchase price to the net tangible assets and identifiable intangible assets acquired and liabilities assumed was based on management's assessment of the fair value of the identified assets and liabilities assumed. Had the acquisition occurred on March 31, 2004, the allocation of PLX's pro forma purchase price to net tangible assets and identifiable assets acquired is summarized below (in thousands):

Net tangible assets..	$	3,193
In-process technology...		1,123
Goodwill and other intangible assets:		
Goodwill...		11,949
Developed/Core Technology..		3,594
Customer Base..		2,385
		17,928
Pro forma net assets acquired...	$	22,244

Of the total estimated purchase price, $1.1 million has been allocated to in-process research and development which will be charged to expense in the period during which the merger is completed. Due to its non-recurring nature, the in-process research and development expense has been excluded in both unaudited pro forma combined statements of operations.

NOTE 3. PRO FORMA NET INCOME (LOSS) PER SHARE

Basic and diluted pro forma net loss per share for the proforma combined year ended December 31, 2003 was calculated based on the issuance of 2,035,077 shares of PLX's common stock in exchange for the capital stock of NetChip and did not include common stock equivalents from the PLX and NetChip option plans of 4.2 million and 0.2 million, respectively, because they were antidilutive. Employee stock options from the PLX option plan to purchase approximately 3.3 million shares for the three months period ended March 31, 2004 were outstanding, but were not included in the computation of diluted earnings per share because the exercise price of the stock options was greater than the average share price of the common shares and, therefore, the effect would have been anti-dilutive.

NOTE 4. PRO FORMA ADJUSTMENTS

The unaudited pro forma adjustments to the combined statement of operations assumes the business combination took place as of the beginning of the periods presented.

(A) To record amortization of deferred stock compensation expense on unvested options assumed in connection with the acquisition of NetChip.

(B) To record amortization of other intangible assets related to the acquisition of NetChip.

EXHIBIT 23.1

CONSENT OF ERNST & YOUNG LLP, INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement (Form S-3 No. 333-116072) of PLX Technology, Inc. of our report dated March 5, 2004, with respect to the financial statements of NetChip Technology, Inc. for the years ended December 31, 2003 and 2002 in this Current Report on Form 8-K/A of PLX Technology, Inc.

San Francisco, California
July 30, 2004